Exhibit 99.1

Quest Rare Minerals Ltd.

QUEST RARE MINERALS MOBILIZES CREWS TO COMMENCE

STRANGE LAKE AND MISERY LAKE PROGRAMS, QUÉBEC

Highlights:

•

2,500 m exploration drilling program targeting four new areas of high-grade surface mineralization outside of the B-Zone that may provide additional, higher-grade pegmatite-style resources as currently defined at the B-Zone

•	1,000 m drilling program by AMEC for geotechnical monitoring holes for use in the Pre-Feasibility study currently underway

•

5,000 m of drilling at the Misery Lake project to expand on mineralization returned from 2011 diamond drilling program where hole ML11010 returned up to 1.46 m grading 1.75% TREO at the edge of a known geophysical target

•	Ground geophysical surveys for both the Strange Lake and Misery Lake projects is planned to characterize known mineralized areas and to look for new targets on the properties

•

Metallurgical and beneficiation testing of B-Zone mineralization continues to show good progress and is on target to transition to mini-pilot plant testing in Q4 2012. The flow sheet for separation of niobium from titanium has been achieved and is currently being tested to confirm reagent recovery and reuse options.

TORONTO, July 31, 2012 – Quest Rare Minerals Ltd. (TSX ; NYSE MKT: QRM) is pleased to announce that it has resumed exploration and pre-feasibility study (“PFS”) work at its Strange Lake project as well as field exploration activities at its Misery Lake project as part of its 2012 exploration programs. Metallurgical work to the B-Zone (see Press Release: May 15, 2012) continues to proceed as planned and is showing good progress to delivering an optimized flow sheet for the deposit.

Strange Lake Exploration Project

At the Strange Lake Project, Quest will be completing 1) exploration drilling in four areas of the property, 2) geophysical surveys over the B Zone and its surroundings and 3) technical and logistical support for the PFS team. Two diamond drill rigs from Boreal Drilling of Val d’Or, Québec are being used for this program. Both drill rigs are currently on site and drilling commenced on July 23.

A 2,500 m exploration drilling program is planned to drill test four target areas: 1) to test the southwestern extension of the B Zone deposit where high grade pegmatite-hosted mineralization was intersected returning 2.44% total rare earth oxide (TREO) over 8.2 m (Hole BZ11205) and 2.77% TREO over 11.6 m (Hole BZ11240, Figure 1); 2) the pegmatites intersected in historical hole LB-23 (historical Iron Ore Company (IOC) drill hole, Figure 2), henceforth called the SLW Zone ; 3) the Québec side of the Main Zone deposit where near surface rare earth element (REE) mineralized pegmatite was intersected by Quest in 2009 (Figure 3), returning up to 1.96 % TREO over 11.0 m (Hole SL09002); and

4) additional high grade mineralized pegmatite south of the B-Zone, henceforth called the A-Zone. Quest, with the assistance of Abitibi Geophysics Inc. of Val d’Or, Quebec, will conduct a geophysical investigation of the B Zone (Figure 4) to define geophysical signatures of the deposit that can be applied to the identification of new REE deposits at Strange Lake and elsewhere. An initial orientation survey will be conducted over the B Zone deposit and if results are positive the survey will be expanded to surrounding regions of the Strange Lake Alkali Complex.

Strange Lake B-Zone Pre-Feasibility Study Work

A 1,000 m drilling program has been planned by AMEC of Mississauga, Ontario to drill geomechanical and geotechnical monitoring holes for the PFS. These holes will be drilled within the proposed pit shell and along its northern edge. This drilling program is expected to be completed by the end of August 2012. In addition, a 150 m decommissioning drilling program is also planned, south of the B Zone Deposit, to assist with the location of the potential mine’s infrastructure.

Pre-feasibility field work on the B-Zone project commenced in July 2012 and is being executed by a seasoned team of engineers and technicians. AECOM of Montreal, Quebec is currently conducting environmental and off-site infrastructure surveys. All field work is expected to be completed by the end of September 2012.

Metallurgical Investigation Progress Report

On May 15, 2012, Quest reported that work at Process Research Ortech Inc., which commenced in the first quarter of 2012, showed that significant progress in the separation of the various metal oxide components through solvent extraction (SX) of B-Zone mineralization had been achieved. Flow sheets to achieve the separation of zirconium, niobium, uranium, thorium, and REE concentrate were established. Quest reported that bench scale work had confirmed these flow sheets to the extent that a zirconium hydroxide product and a REE+Y oxalate product had been produced. Uranium and thorium had also been successfully extracted from the circuit with the intention of producing an environmentally stable discharge product. Significant work has been carried out on niobium and titanium separation since that time. Quest is pleased to report that a solvent extraction method for the separation of niobium and titanium has been identified. Economic optimization on the reuse of reagent is currently being investigated. Each of the separation streams will be confirmed by Quest’s mini-pilot plant work which is targeted to commence in Q4 2012.

Flotation test work aimed at reducing the overall mass of ore sent to the leaching stage by rejecting barren minerals has been conducted over the last two months. Two different floatation reagents show great promise and although there are small losses of economically relevant metals, there is important sample mass reduction which should lead to reduced capital and operating costs for the envisaged mining operation. An economic assessment will be carried out following completion of the floatation test program in August and this will be incorporated if economic benefits are indicated.

Misery Lake Exploration Project

At the Misery Lake Project an all-season 20-man new camp is near completion and field crews are expected to mobilize to the area soon. The diamond drill rigs and crews will be mobilized on site in early August. The drilling program is anticipated to last two months with one drill.

In 2011, several boreholes showed promising new REE mineralization, particularly in holes ML11009 (1.61% TREO over 0.35 m, Figure 5) and ML11010 (6.77% TREO over 0.44 m and 1.75% TREO over 1.46 m, Figure 6), located near the core zone of the main Misery Lake layered syenite intrusion. A 5,000 m drilling program has been planned and will drill test the surroundings of these holes and will also drill test the two southernmost intrusions and any subsequent geophysical targets on the property.

Quest plans to continue prospecting magnetic and radiometric anomalies throughout the Misery Lake project area. In 2012, more resources will be directed towards the two southern magnetic features, which although less well-defined, are spatially associated with REE-mineralized float and outcrops of similar composition to the host rocks in the main Misery Lake magnetic ring feature. If mapping and prospecting are successful, Quest will drill-test these two magnetic ring features to identify subsurface REE mineralization.

Quest received a proposal from Abitibi Geophysics Inc. of Val d’Or, Quebec to conduct magnetic, radiometric and IP ground geophysical surveys at Misery Lake. Any positive results from these surveys will be evaluated by field crews and verified by diamond drilling.

Quality Control

Mr. Pierre Guay, P. Geo., is the qualified person on the Strange Lake and Misery Lake Project exploration under National Instrument 43-101 and is responsible for this news release.

About Quest Rare Minerals

Quest Rare Minerals Ltd. is a Canadian-based exploration company focused on the identification and discovery of new and significant Rare Earth deposit opportunities. Quest is publicly listed on the TSX and NYSE MKT as “QRM” and is led by a highly-respected management and technical team with a proven mine finding track record. Quest is currently advancing several high-potential projects in Canada’s premier exploration areas: the Strange Lake and the Misery Lake areas of northeastern Quebec. Quest’s 2009 exploration led to the discovery of a significant new Rare Earth metal deposit, the B-Zone, on its Strange Lake property in North Eastern Quebec. Quest recently filed a 43-101 Indicated and Inferred Resource Estimate on the B-Zone deposit and has completed a Preliminary Economic Assessment (PEA) for the deposit. In addition, Quest announced the discovery of an important new area of REE mineralization on its Misery Lake project, approximately 120 km south of Strange Lake project. Quest continues to pursue high-value project opportunities throughout North America. As a result of a marketed equity financing completed in October 2010, Quest has a strong working capital position of $41.7 million and is able to execute on its project intentions. This is expected to be sufficient to advance Quest’s plans of completing PFS and bankable feasibility studies of the B-Zone REE deposit and to continue exploration on its other rare earth properties.

Forward-Looking Statements

This news release contains statements that may constitute “forward-looking information” or “forward-looking statements” within the meaning of applicable Canadian and U.S. securities legislation. Forward-looking information and statements may include, among others, statements regarding the future plans, costs, objectives or performance of Quest Rare Minerals Ltd. (“Quest”), or the assumptions underlying any of the foregoing. In this news release, words such as “may”, “would”, “could”, “will”, “likely”, “believe”, “expect”, “anticipate”, “intend”, “plan”, “estimate” and similar words and the negative form thereof are used to identify forward-looking statements. Forward-looking statements should not be read as guarantees of future performance or results, and will not necessarily be accurate indications of whether, or the times at or by which, such future performance will be achieved. No assurance can be given that any events anticipated by the forward-looking information will transpire or occur, or if any of them do so, what benefits that Quest will derive. Forward-looking statements and information are based on information available at the time and/or management’s good-faith belief with respect to future events and are subject to known or unknown risks, uncertainties, assumptions and other unpredictable factors, many of which are beyond Quest’s control. These risks, uncertainties and assumptions include, but are not limited to, those described under “Risk Factors” in Quest’s annual information form dated January 23, 2012, and under the heading “Risk Factors” in Quest’s Management’s Discussion and Analysis for the fiscal year ended October 31, 2011 and the quarter ended April 30, 2012, all of which are available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov, and could cause actual events or results to differ materially from those projected in any forward-looking statements. Quest does not intend, nor does Quest undertake any obligation, to update or revise any forward-looking information or statements contained in this news release to reflect subsequent information, events or circumstances or otherwise, except if required by applicable laws.

Contact Information:

Peter J. Cashin

President & CEO

1 Adelaide Street East, Suite 2500

Toronto, Ontario, Canada

M5C 2V9

Tel: (416) 916-0777 ; Fax: (416) 916-0779

peter.cashin@questrareminerals.com

OR

Mehdi Azodi

Director, Investor & Corporate Affairs

1 Adelaide Street East, Suite 2500

Toronto, Ontario, Canada

M5C 2V9

Tel: (416) 916-0777 ; Fax: (416) 916-0779

Cell: (416) 779-3268

mehdi.azodi@questrareminerals.com

Figure 1 - B-Zone Southwest Extension Drilling Map, Strange Lake Project, Québec

Quest Rare Minerals Ltd.
Strange Lake Proposed B Zone Collars
Priority
1
2
3
4
Strange Lake Collars
Strange Lake collars
Strange Lake geotech collars
Strange Lake metallurgy collars
25 year LOM crest
Strange Lake trench outlines
Fluorite-hematite breccia
Enriched subsolvus granite + pegmatite
Enriched granite
Inclusion-bearing subsolvus granite
Hypersolvus granite
Unsubdivided gneiss
Quartz monzonite
NAD83/ZONE20N
Scale: 1:7,500
Quest Rare Minerals
Strange Lake Project
Proposed B Zone Drilling:
Infill and SW Extension
427000
427250
427500
427750
428000
428250
6243250
6243000
6242750
6242500
6242250
2450+350
2600+270
2400+265
1950-150
1950-200
2000-250
1950-250
2000-300
1950-350
1750-200
1900-350
1750-300
1800-350

DDH	Zone	Eastng	Northing	Elevaton	Length	Dip	Azimuth	Priority
2400+265	BZ	427917	6243002	542	125	-65	150	1
2450+350	BZ	427926	6243087	447	125	-90	0	1
1950-150	BZ	427733	6242418	511	30	-90	0	2
1950-200	BZ	427766	6242363	523	60	-90	0	2
1950-250	BZ	427786	6242328	530	60	-90	0	2
2600+270	BZ	428087	6243101	450	125	-65	150	3
1900-350	SWE	427793	6242217	542	150	-90	0	2
1950-350	SWE	427812	6242284	534	150	-90	0	3
2000-250	SWE	427833	6242348	529	150	-90	0	3
2000-300	SWE	427859	6242304	540	150	-90	0	3
1750-200	SWE	427589	6242270	525	130	-90	0	4
1750-300	SWE	427643	6242177	538	150	-90	0	4
1800-350	SWE	427707	6242167	541	150	-90	0	4

B Zone	525	6
SW Extension	1030	7
Total	**1555**	**13**

Figure 2 – SLW Target Area Drilling Map, Strange Lake Project, Québec

426000
426500
427000
427500
428000
428500
429000
429500
430000
6243500
6243000
6242500
6242000
6241500
6241000
6240500
SLW12003
SLW12001
SLW12002
QUEST
RARE MINERALS LTD.
Strange Lake Proposed SLW Collars
Priority
1
2
3
4
Strange Lake Collars
Strange Lake collars
Strange Lake geotech collars
2011 metallurgy collars
IOC Collars
Proposed IP lines
W1
W2
W3
Baseline
Micon 25 yr LOM
Strange Lake trench outlines
0
150
300
450
600
750
m
NAD83/ZONE20N
Scale: 1:20,000
N
Quest Rare Minerals
Strange Lake Project
Proposed SLW
Exploration Drilling
Th airborne radiometrics

Figure 3 – Main Zone Drilling Map, Strange Lake Project, Québec

DDH	Zone	Easting?	Northing	Elevation?	Length	Dip	Azimuth	Priority
3900+0	MZ	430305	6241866	540	100	0	0	2
3900+60	MZ	430273	6241906	538	100	-90	0	2
3950+75	MZ	430315	6241954	535	100	0	0	2
4050+0	MZ	430452	6241962	533	100	0	0	2
4050+50	MZ	430407	6241981	533	100	-90	0	2

Main Zone	500	5
Total	**500**	**5**

430100
430200
430300
430400
430500
6242100
6242000
6241900
6241800
SL09030
SL09029
SL09011
SL09007
LB-61D
SL09016
LB-59D
SL09008
SL09004
LB-19D
SL09009
4050+50
LB-62D
LB-58D
LB-60D
SL09003
4050+0
3950+75
LB-21D
SL-48D
SL09012
LB-71D
LB-30D
3900+60
SL09005
LB-70D
SL-149
LB-57D
SL09014
LB-20D
SL09018
SL-41D
3900+0
LB-55D
SL09013
LB-56D
SL-218
SL-49D
SL-42D
SL-255
SL09006
SL-224
SL-146
SL-219
SL-43D
SL-60D
SL-253
SL-147
LB-79D
QUEST
RARE MINERALS LTD.
Strange Lake Proposed Main Zone Collars
Priority
1
2
3
4
Strange Lake Collars
Main Zone 2009 Collars
IOC Collars
Strange Lake trench outlines
Fluorite-hematite breccia
Enriched subsolvus granite + pegmatite
Enriched granite
Inclusion-bearing subsolvus granite
Hypersolvus granite
Unsubdivided gneiss
Quartz monzonite
Provincial border
Quest property boundary
0 10 20 30 40 50 m
NAD83/ZONE20N
Scale: 1:2,000
N
Quest Rare Minerals
Strange Lake Project
Proposed Main Zone Drilling:
Infill and Pegmatite Extension

Figure 4 – Geophysical Survey Plan Map, Strange Lake Project, Québec

426000
427000
428000
429000
430000
431000
6244000
6243000
6242000
6241000
6240000
QUEST
IP Line Info
W1 Group
1. 12 lines
2. Sum of lines is 29,930 m
W2 Group
1. 21 lines
2. Sum of lines is 29,050 m
Proposed IP lines
0 150 300 450 600 750
NAD83/ZONE20N
Scale: 1:25,000
N
Quest Rare Minerals
Strange Lake Project
2012 Strange Lake
IP-Resistivity
Survey Lines

Figure 5 – Central Area Drilling Location Map, Misery Lake Project, Québec

QUEST RARE MINERALS LTD.
Area of Drilling
1900+100
2100+100
1600+0
1800+0
ML 11009
2200+0
2400+0
2600+0
1900-100
2100-100
ML 11012
1400
1500
1600
1700
1800
1900
2000
2100
2200
2300
2400
2500
2600
2700
2800
2900
3000
3100
3200
3300
441000
441250
441500
441750
442000
442250
442500
442750
6132750
6132500
6132250
6132000
6131750
6131500
6131250
Misery Lake outcrop samples
TREO%
0.000000 - 0.500000
0.500001 - 1.000000
1.000001 - 3.000000
3.000001 - 6.000000
6.000001 - 100.000000
Misery Lake float samples
TREO%
0.000000 - 0.500000
0.500001 - 1.000000
1.000001 - 3.000000
3.000001 - 6.000000
6.000001 - 100.000000
Proposed Misery Lake collars
Priority
1
2
3
4
Misery Lake collars
100 m grid
Contours (10 m)
0 60 120 180 240 m
NAD83/ZONE20N
Scale: 1:10,000
N
Quest Rare Minerals
Misery Lake Project
2012 Proposed
Central Zone Drilling
First vertical derivative mag (1VD)

DDH	Zone	Easting	Northing	Elevation	Length	Dip	Azimuth	Priority
2200+0	Central	441767	6131817	480	200	-90	0	1
2400+0	Central	441968	6131818	488	200	-90	0	1
2600+0	Central	442166	6131818	500	200	-90	0	1
1800+0	Central	441370	6131818	475	200	-90	0	1
1600+0	Central	441167	6131816	478	200	-90	0	1
2100-100	Central	441667	6131717	480	200	-90	0	4
2100+100	Central	441667	6131917	475	200	-90	0	4
1900-100	Central	441467	6131717	475	200	-90	0	4
1900+100	Central	441467	6131917	475	200	-90	0	4

Figure 6 – North Central Drilling Location Map, Misery Lake Project, Québec

DDH	Easting	Northing	Elevation	Length	Zone	Dip	Azimuth	Priority
3300+1600	442868	6133436	475	250	North Central	-90	0	2
3400+1800	442967	6133620	475	250	North Central	-90	0	2
3400+1950	442968	6133774	475	250	North Central	-90	0	2
3400+2100	442966	6133921	475	250	North Central	-90	0	2

Area of Drilling
3100
3200
3300
3400
3500
3600
ML11010
3300+1600
442500
442750
443000
443250
443500
443750
444000
444250
QUEST
RARE MINERALS LTD.
Misery Lake outcrop samples
TREO%
0.000000 - 0.500000
0.500001 - 1.000000
1.000001 - 3.000000
3.000001 - 6.000000
6.000001 - 100.000000
Misery Lake float samples
TREO%
0.000000 - 0.500000
0.500001 - 1.000000
1.000001 - 3.000000
3.000001 - 6.000000
6.000001 - 100.000000
Proposed Misery Lake collars
Priority
1
2
3
4
Misery Collars
100 m grid
Contours (10 m)
N
Quest Rare Minerals
Misery Lake Project
2012 Proposed
North Central Zone Drilling
First derivative mag (1VD)